November 9, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Response dated September 27, 2012
File No. 1-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated October 26, 2012, to Mr. John J. Stephens, of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the staff’s comments herein and keyed our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the staff’s position that comment or changes in response to the staff comments in the proposed disclosure in the forms 10-K and Definitive Proxy Statement do not foreclose the Commission from taking any action with respect to the filing.  We also understand the staff’s position that the staff comments may be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the staff’s comments are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Equipment failures, natural disasters, computer hacking and terrorist attacks may materially adversely affect our operations

1.
We note your response to comment 1 from our letter dated September 18, 2012. Based on your response it appears that you may have experienced one or more security breaches or cyber attacks that did not result in a material adverse effect on your operations.  If true, beginning with your next 10-Q, please simply state this fact so investors are aware that you are currently experiencing these cyber risks.

Response:

As noted in our recent filing on Form 10-Q for the period ended September 30, 2012, we expanded our discussion of the risk factors that may materially adversely affect our operations to include language that specifically highlights the cyber security risks we have experienced as follows:

“Major equipment failures or natural disasters, including severe weather, computer hacking, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party owned local and long-distance networks on which we rely, our cell sites or other equipment, or our customer account support and information systems, could have a material adverse effect on our operations. While we have been subject to security breaches or cyber attacks, these did not result in a material adverse effect on our operations. Our inability to operate our wireline, wireless or customer-related support systems as a result of such events, even for a limited time period, could result in significant expenses, potential legal liability, a loss of customers or impair our ability to attract new customers, which could have a material adverse effect on our business, results of operations and financial condition.”

Consolidated Financial Statements

Note 6. Goodwill and Other Intangible Assets, page 47

2.
Refer to your response to comment 2 from our letter dated September 18, 2012. You indicated that in May 2011 you began internally reporting the results of the portion of the operations dedicated to selling advertising to your U-verse video platform on mobile devices and through the internet portal operation separately from the Advertising Solutions segment.  However, we were unable to find any disclosures related to the change in the composition of your segments in the June 30, 2011 Form 10-Q.  In this regard, please provide us with the following information:

a.	The reasons for not disclosing the change in the composition of your Advertising Solutions segment, pursuant to paragraphs 34-36 of ASC 280-1050;

Response:

When we began to internally report our advertising business on our U-verse video platform, on mobile devices, and through the Internet portal (“3-Screen” business) with our Wireline segment in May 2011, that portion of our operations was in a relatively early stage in its business cycle.  This was evident by its immaterial contribution to Advertising Solutions segment revenues, projected at less than 4% of total Advertising Solutions segment revenues for the year, and immaterial contribution to Advertising Solutions segment operating income, at less than 2% of total Advertising Solutions segment operating income.  Because this change would not have had a material effect on the segment results, we determined that the change in the composition of our Advertising Solutions segment and Wireline segment disclosures was not warranted for the periods presented as of June 2011.

b.
Tell us in detail why you believe it was appropriate to transfer the portion of the operations dedicated to selling advertising to your U-verse video platform on mobile devices and through the internet portal to the wireline segment and reporting unit;

Response:

We determined that the Wireline segment, which includes the general business activities for our U-verse platform, was the appropriate reporting unit to transfer our 3-screen business as it became the reporting unit where we managed those business activities.  Prior to May 2011, the 3-screen business was managed within our Advertising Solutions segment.

c.
We noted that you waited until the fourth quarter, when you received the valuation reports of the businesses, to record the goodwill allocations.  It appears that you should have made a preliminary goodwill allocation at the time you determined to transfer the portion of the operation dedicated to selling advertising to your U-verse video platform on mobile devices and through the internet portal to the wireline segment;

Response:

The change in the goodwill allocation was less than 3% of our total goodwill balance and had no impact on our consolidated balance sheet.  The impact to the Wireline segment goodwill was an approximate 6 percent increase.  Given this relative immaterial change to the goodwill of the Wireline segment, any change in the segment disclosures was not warranted at that time.

d.
Why the decision to sell most of your Advertising Solution segment/reporting unit and the change in the composition of your reporting units in May 2011 were not considered triggering events at the time, for purposes of the goodwill impairment test.

Response:

As a result of the change in the composition of our internal reporting units, we evaluated our goodwill for impairment purposes for the period ending June 30, 2011.  Our interim goodwill impairment test indicated that the fair value of the reporting units exceeded the carrying value of the respective net assets and there was no impairment.  As noted in our response to comment 2 from our letter dated September 27, 2012, the impairment recorded for the period ending December 31, 2011 was based on a fourth-quarter valuation that reflected deteriorating industry conditions in the remaining Advertising Solutions business and the associated impact on potential market participants.

*            *            *

Please let me know if you have any additional comments.

Sincerely,

/s/ John J. Stephens
John J. Stephens
Senior Executive Vice President
    and Chief Financial Officer